Exhibit 22

List of Subsidiary Guarantors

The 1.750% Senior Notes due 2024, the 4.375% Senior Notes due 2029 and the 3.375% Senior Notes due 2031 are guaranteed, jointly and severally, on an unsecured basis, by the following 100% owned subsidiaries of Qorvo, Inc., a Delaware corporation, as of July 2, 2022:

Entity	Jurisdiction of Incorporation or Organization
Amalfi Semiconductor, Inc.	Delaware
RFMD, LLC	North Carolina
Qorvo California, Inc.	California
Qorvo US, Inc.	Delaware
Qorvo Texas, LLC	Texas
Qorvo Oregon, Inc.	Oregon